SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting
Compliance

Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 require, among other persons,the officers and Directors of the Registrant and the Adviser to file reports of ownership and changes in ownership of the shares of common stock of the Registrant with the Securities and Exchange Commission and the New York Stock Exchange . The Securities and Exchange Commission's regulations also require such reporting persons to furnish the Registrant with copies of all Section 16(a) forms they file . Based on its review of these reports and on written representations from the reporting persons that no other reports were required, the Registrant believes that, during the years ended December 31,2001 and December 31, 2002, there was compliance with all
Section 16(a) and Section 30(h) reporting requirements applicable to its reporting persons.